General Motors Company Mail Code 482-C13-D11 300 GM Renaissance Center P.O. Box 300 Detroit, MI 48265-3000 Tel 313-667-3434 Fax 313-667-3151

June 26, 2018

VIA EDGAR

Melissa Raminpour
Branch Chief
Division of Corporation Finance
Office of Transportation and Leisure
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 4546
Washington, D.C. 20549-4546

RE:    General Motors Company
Form 10-K for the Year Ended December 31, 2017
Form 10-Q for the Quarter Ended March 31, 2018
File No. 001-34960

Dear Ms. Raminpour:
This letter from General Motors Company (“we”, “our”, “us”, “GM” or the “Company”) is in response to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by letter dated June 12, 2018, relating to the Company’s Form 10-K for the Year Ended December 31, 2017 (File No. 001-34960) filed with the Commission on February 6, 2018 (the “Form 10-K”) and the Company’s Form 10-Q for the Quarter Ended March 31, 2018 (File No. 001-34960) filed with the Commission on April 26, 2018 (the “Form 10-Q”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.

Form 10-Q for the Quarter Ended March 31, 2018
Notes to the Condensed Consolidated Financial Statements
Note 2. Significant Accounting Policies
Revenue Recognition, page 7

1. Please tell us your consideration of disclosing any obligations for returns, refunds and other similar obligations pursuant to ASC 606-10-50-20(d).

Response: We did not include the disclosures outlined in Paragraph 606-10-50-20(d) because returns are not a significant element to our revenue arising from our contracts with our customers. In considering the need for such disclosures, we note that, except for the rental repurchase arrangement described in our response to Question 2, our vehicles sales, service offerings and GM Financial’s product offerings do not typically include a return option. However, our contracts for the sale of parts and accessories generally do provide for a right of return ranging up to 15 months. Although our sales of parts and accessories include a return option, the level of estimated returns are not significant such that the disclosures outlined in paragraph 606-10-50-20(d) are warranted. For example, returns in GM North America, our largest operating segment, were 0.36% of its Net sales and revenue in 2017. As such, we did not disclose the methods, inputs and assumptions associated with returns, refunds and other similar obligations in the notes to our financial statements. Nevertheless, in our future filings we will disclose the following in our Significant Accounting Policies: “When our customers have a right to return eligible parts and accessories, we consider the returns in our estimation of the transaction price.”

2. We note your disclosure that, beginning January 1, 2018, certain transfers to daily rental companies are accounted for as sales and such transactions were previously accounted for as operating leases. We also note that transfers that occurred prior to January 1, 2018 continue to be accounted for as operating leases. Please clarify if this accounting treatment is due to the company’s adoption of ASC 606 and/or the prospective modifications of the contract terms of such arrangements beginning in 2018. Additionally, tell us the facts and circumstances you considered for these transfers to determine they should be recognized as sales in applying the guidance in ASC 606-10-55-66 through 78. In your response, tell us the amount of sales recognized and the impact to net income for these transactions. Finally, tell us your considerations to disclose significant judgements made for determining which transactions classify as sales versus leases pursuant to ASC 235.

Response: During the three months ended March 31, 2018 transfers to rental car companies that were accounted for sales resulted in $856 million of revenue and $63 million of net income. These amounts were included in the table in Note 1 of our Form 10-Q that summarizes the financial statement line items within our condensed consolidated income statement impacted by ASC 606. The Q1 financial impact of transfers to rental car companies is not indicative of our ongoing run rate due to a higher volume of transfers during the three months ended June 30, 2018.

The accounting conclusions related to conditional repurchases from rental car companies was the subject of a preclearance submission with the Office of the Chief Accountant resulting in a confirming letter dated March 3, 2017. As stated in our preclearance submission, certain transfers to rental car companies contain a repurchase agreement that is conditioned upon whether a vehicle delivered to the auction site by the rental car company sells at auction within 90 days. If a delivered vehicle sells within 90 days, the repurchase agreement is not exercised. Thus, if we observe a demonstrated pattern that creates the expectation that > 90 percent of vehicles transferred to the rental car companies will sell within 90 days, we deem the repurchase option to be non-substantive and the original transfer is accounted for as a sale. As part of our preclearance submission, we indicated that historically 30 percent of the vehicles did not sell within 90 days.

Subsequently, we modified the business processes used to administer the remarketing of our rental car programs to meet the 90-day threshold. Upon demonstrating the ability to meet the 90-day threshold throughout 2017, including during the seasonally high return period that occurs during the fourth quarter, we concluded that beginning January 1, 2018 future transfers to rental car companies should be accounted for as sales because the repurchase options are no longer deemed to be substantive. Since implementing the changes to our administrative procedures approximately 98 percent of the vehicles sell within 90 days. Because this is well in excess of the recognized 90 percent threshold for sale recognition, we do not believe disclosures beyond stating, as outlined in Note 1 of our Form 10-Q, that the transactions are accounted for as a sale “when ownership of the vehicle is not expected to transfer back to us” are warranted.

Transfers prior to January 1, 2018 were deemed to occur with a substantive repurchase option given our previous history of 30 percent of vehicles failing to sell in 90 days. Those transfers are accounted for as lease transactions.

Certain contracts with rental car companies that contain different terms than those discussed in the preceding paragraphs continue to be accounted for as operating leases under ASC 606. In such arrangements, the repurchase agreement provisions are exercised automatically at the time the vehicles are delivered by the rental car companies to the auction site such that the repurchase option in those transfers is considered substantive. Thus, under ASC 606, sale accounting is precluded and ASC 606-10-55-72 requires that we account for such transactions as a lease. In this regard, no judgements are necessary to determine lease accounting is appropriate. This accounting is also consistent with the conclusions reached during our SEC Discussions, as well as the accounting generally supported by others in the automotive industry with similar transactions.

Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Measures
Core adjusted automotive free cash flow, page 28

3. We note your disclosure of core adjusted automotive free cash flow, which appears to exclude charges or liabilities that required cash settlement given that it excluded the free cash flows of your autonomous vehicle operations. Please revise your disclosures to ensure that your non-GAAP liquidity measures do not exclude charges or liabilities that required or will require cash settlement. We refer you to Item 10(e)(1)(ii)(A) of Regulation S-K.

Response: During the three months ended March 31, 2018 we reported “Core” adjusted automotive free cash flow. The definition of “Core” excluded our autonomous and ride-sharing businesses and was intended to be comparable with our historic Automotive adjusted free cash flow metric. We intended this non-GAAP metric to provide the reader with a perspective on our free cash flows in a manner consistent with how the business is evolving provided the emergence of our autonomous and other future of mobility businesses. In this regard, on May 31, 2018 we filed a Form 8-K (File No. 001-34960) announcing the formation of GM Cruise Holdings LLC (“GM Cruise”) and the commitment by a third-party investor to acquire certain equity securities in GM Cruise. We formed GM Cruise to continue GM’s business of developing and commercially deploying autonomous vehicles in a ride-sharing environment. On May 31, 2018, we also announced that GM Cruise will become its own standalone segment beginning in the second quarter of 2018. As a separate segment, the cash flows associated with our autonomous vehicle operations will no longer be part of our automotive free cash flows. Prior periods will be recast to align with the updated presentation which will result in our previously reported “Core” adjusted automotive free cash flow metric for the three-month period ended March 31, 2018 to align with our new segment presentation.

Overview
Vehicle Sales, page 33

4. We note your table on page 33 summarizing total industry retail sales or estimated sales of vehicles and your related competitive position by geographic region. We also note that you provide a breakout of the number of United States vehicles by cars, trucks and crossovers but have not provided this information for any other region. Please tell us your consideration to disclose this information for your other geographic regions. In this regard, we note your disclosure that GMI EBIT-Adjusted was impacted by the increased sale of SUVs in the Middle East.

Response: We have traditionally included retail sales by vehicle or vehicle type in our MD&A to provide additional insight into profitability, where it is meaningful. In GMNA, vehicle mix is a greater driver of profitability than other regions because the profitability of trucks in the United Stated (U.S.) is significantly higher than it is in other markets as the U.S. is the primary market for full-size pick-up trucks and full-size SUVs. As disclosed in our Form 10-K, trucks, crossovers and cars have a variable profit of approximately 180%, 55% and 15% in GMNA, on a weighted-average basis. Outside of GMNA, vehicle mix is much less of a contributor to overall profitability because other markets and regions outside of GMNA have insignificant full-size truck sales and thus the profitability of trucks is not as divergent as it is in GMNA. For this reason, we have traditionally disclosed vehicle mix for the U.S. only where it is a significant driver of profitably, but not in other regions where the principal drivers of profitability are industry volume and market share, which are discussed in our regional Overviews. More detailed disclosure of vehicle mix in geographic regions other than GMNA would not be meaningful to investors.

As it relates to the Middle East, unlike other global markets, trucks sales do include the sale of full-size pick-up trucks and full-size SUVs. However, in the three months ended March 31, 2018, SUVs sold totaled less than 2% of the total number of vehicles sold in the GMI region (inclusive of the Middle East). Thus, we don’t believe providing a further breakout of the number of vehicles by cars, trucks and crossovers for the GMI region will be beneficial to the users of our financial statements.

Based on the foregoing, we believe our current presentation of Vehicle Sales in MD&A is consistent with the drivers of profitability for GM and consistent with the manner in which the business is evaluated and operated in each region.

We appreciate your assistance in our compliance with applicable disclosure requirements and in enhancing the overall disclosures in our filings. Should you have any questions or need to discuss this letter, please contact me at (313) 667-3434.
Sincerely,
/s/ THOMAS S. TIMKO
Thomas S. Timko
Vice President, Global Business Solutions and Chief Accounting Officer
General Motors Company